PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612
15 March 2007

ASX ANNOUNCEMENT


RESULTS  OF  THE  GENERAL  MEETING  HELD  TODAY

As required by Listing Rule 3.13.2 we advise the outcome of the resolutions put to the shareholders at the Company's General Meeting held today at the Indooroopilly Golf Club, Meiers Road, Indooroopilly, Queensland commencing at 10.00am.

1. RATIFICATION AND APPROVAL OF PREVIOUS ISSUE OF SHARES - PRIVATE PLACEMENT. The ordinary resolution ratifying and approving the previous issue of 3,690,037 shares was PASSED on a show of hands.

2. RATIFICATION AND APPROVAL OF PREVIOUS ISSUE OF SHARES TO MEDIGEN. The ordinary resolution ratifying and approving the previous issue of 500,000 shares to Medigen was PASSED on a show of hands.

3. APPROVAL OF PROPOSED ISSUE OF SHARES AND OPTIONS TO MEDIGEN. The ordinary resolution approving the proposed issue of 732,600 shares and 1,000,000 options to Medigen was PASSED on a show of hands.

4.   APPROVAL  OF  ISSUE OF PERFORMANCE OPTIONS TO MR JUSTUS HOMBURG. Withdrawn.

5.   APPROVAL  OF  ISSUE  OF PERFORMANCE OPTIONS TO MR STEPHEN CHANG. Withdrawn.

6.   APPROVAL  OF ISSUE OF PERFORMANCE OPTIONS TO PROF JOHN ZALCBERG. Withdrawn.

7.   APPROVAL  OF  ISSUE  OF  PERFORMANCE  OPTIONS  TO DR MAL EUTICK. Withdrawn.

8.   APPROVAL  OF  ISSUE  OF PERFORMANCE OPTIONS TO MR PATRICK BURNS. Withdrawn.

9. APPROVAL OF THE PROGEN DIRECTORS AND EMPLOYEES OPTION INCENTIVE PLAN. Withdrawn.

10. CHANGE OF NAME. The special resolution approving the change of name to Progen Pharmaceuticals Limited was PASSED on a show of hands.

The valid proxy votes received in relation to the resolutions tabled were as follows:

-----------------------------------------------------
Resolution         For  Against       Open    Abstain
----------  ----------  -------  ---------  ---------
1            9,250,081   56,640  6,218,695  2,446,388
----------  ----------  -------  ---------  ---------
2           14,200,960   22,811     14,777  5,207,345
----------  ----------  -------  ---------  ---------
3           14,150,741   71,964     15,843  5,207,345
----------  ----------  -------  ---------  ---------
10          14,095,022   64,680     61,243  6,387,064
-----------------------------------------------------

END

FOR MORE INFORMATION, PLEASE CONTACT:

Mr Linton Burns
Company Secretary
Progen Industries Limited
Ph: 61 7 3842 3333